EXHIBIT 99.1

ACCELERATED VENTURE PARTNERS

February 22, 2011

Richard Aland
President/CEO
Accelerated Acquisitions V, Inc.
12720 Hillcrest Rd. Suite 1045
Dallas, TX 75230

Dear Mr. Aland,

This letter is in response to the recent transactions you disclosed to AVP regarding Demand Pooling Global Service LLC (LLC) entering into Joint Ventures to build what we see as competing pool platforms to serve the US market. AVP has stated numerous times that we feel this activity by LLC is material information that should be disclosed in the S-I by AAV. We respectfully disagree with the company’s decisions, direction and management’s style/procedure of disclosing MV information.

Furthermore, the false accusations made regarding AVP and our vendors are unacceptable and can no longer be tolerated. AVP has presented the MV business opportunity to well over one-hundred potential investors with little interest and little willingness by management to enhance the business plan of AAV.

Therefore, AVP has elected to give notice of termination under section 8 of the Consulting Agreement entered into on April 29, 2010. Furthermore, under section 19 of the Consulting Agreement each and all of the terms, provisions and/or covenants of each of Sections 4, 5, 7 and 9 through 21 and Section 2 (a) of Exhibit (B) of the Agreement shall, for any and all purposes whatsoever, survive the termination of this Agreement.

Please except this letter as notification of termination according to the agreement and notice that AVP is unassociated with any disclosures made by Accelerated Acquisitions V, Inc. or Demand Pooling Global Services LLC.

Regards

Timothy Neher
Managing Partner
Accelerated Venture Partners LLC.

1840 Gateway Drive Suite 200 Foster City CA 94404
Tel: (650) 378.1232 Fax: (650) 378.1399
www.accelvp.com